http://www.fullnet.net
November 17, 2008
Mr. Stephen Krikorian
Accounting Branch Chief
Mail Stop 4561
United States Securities & Exchange Commission
Washington, D.C. 20549
Re: FullNet Communications, Inc.
       Form 10-K
       Filed on March 31, 2008
       File No. 000-27031
Dear Mr. Krikorian:
We are in receipt of your letter dated November 6, 2008 in which you raised a number of comments regarding the above referenced filing. Our responses are referenced to your letter and are set forth below:
Comment 1: Cover page, page 1
We note that you have checked the well-known seasoned issuer box. Please explain how you determined that you are a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Response:
The box was checked in error and will not be checked in future filings.
Comment 2: Item 8. Financial Statements and Supplementary Data, page 20
Please clarify your disclosures that indicate your financial statements are prepared in accordance with Regulation S-B. That is, it appears as though your financial statements were prepared in accordance with generally accepted accounting principles and you are subject to the disclosure requirements in Regulation S-K.
201 Robert S. Kerr Avenue, Suite 210 — Oklahoma City, OK 73102

Response:
Our financial statements are prepared in accordance with generally accepted accounting principles and Regulation S-K. Our disclosure in future filings will correctly reference Regulation S-K.
Comment 3: Item 9A Controls and Procedures, page 21
Tell us your consideration of including a statement identifying the framework used to evaluate the effectiveness of your internal controls over financial reporting. Refer to Item 308T(a)(2) of Regulation S-K.
Response:
We will make the following disclosure in our future filings.
“Our Executive Officer and Chief Financial Officer conducted their evaluation using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework. Based upon their evaluation of the effectiveness of our disclosure controls and procedures and the internal controls over financial reporting as of the last day of the period covered by this Report.”
Comment 4: Note J — Creditor Settlements and Debt Forgiveness, page F-17
We note that you recorded a gain of $54,975 in your consolidated statements of operations related to forgiveness of debt on an operating lease for certain equipment. Tell us whether you considered recording this gain as a capital transaction since the lessor appears to be a significant shareholder who also holds a $320,000 interim loan. Refer to footnote 1 of APB 26. In addition, tell us how you considered the guidance in SAB Topic 5T since you still appear to be using this equipment.
Response:
The lessor is the beneficial owner of 9.9% of the Company’s common stock. In addition to this ownership interest, the Company entered into two transactions with this shareholder; an equipment lease and a loan which currently has a balance of $320,000. The terms of the loan and equipment lease are comparable to the terms that a non-related party would have required.
SAB Topic 5 — deals primarily with stock transactions but goes on to say “The staff believes that the problem of separating the benefit to the principal stockholder from the benefit to the company cited in Statement 123R is not limited to transactions involving stock compensation. Therefore, similar accounting is required in this and other transactions where a principal stockholder pays an expense for the company, unless the stockholders action is caused by a relationship or obligation completely unrelated to his position as a stockholder or such action clearly does not benefit the company.”
201 Robert S. Kerr Avenue, Suite 210 — Oklahoma City, OK 73102

Statement 57 defines a “principal owner” as an “owner of record or known beneficial owner of more that 10% of the voting interest of the enterprise”. The shareholder in question owned a 9.9% beneficial ownership interest as of December 31, 2007, and as such is not a “principal owner”. In addition, the shareholder leased equipment to the Company on a basis comparable to a non-related party transaction. We believe the actions of the shareholder in this situation to reduce the lease obligations related to this equipment were in his own best economic interest as a creditor since the Company has agreed to continue making payments on this lease obligation at a reduced rate and it would be difficult for the stockholder to recoup more on his investment in any other manner.
We have reviewed the guidance provided by SAB Topic 5T and footnote 1 to APB 26 as they relate to this transaction. We believe that since the shareholder is not a “principal owner” and since the shareholder action was caused by a relationship (as a creditor) completely unrelated to its position as a stockholder that therefore the treatment described in SAB Topic 5 as a capital contribution is not appropriate in this situation. We still believe that our presentation of the gain of $54,975 related to debt forgiveness is correct.
Comment 5: Note L — Contingencies, page F-17
Describe in detail the nature of the billings you have received from AT&T. Explain why you have received a number of additional billings and indicate why these billings are described as being back billings. Indicate why you have not formally disputed the charges with AT&T. Also, describe efforts by AT&T to collect these billings.
Response:
During September 2005, the Company received an invoice from AT&T (formerly SBC) of approximately $230,000 for services alleged to have been rendered to the Company between June 1, 2004 and June 30, 2005. Through February 2006, the Company received a number of additional invoices from AT&T making adjustments to these amounts and expanding the service period through September 30, 2005, at which point the balance due was alleged to be approximately $400,000.
AT&T then began invoicing the Company on a monthly basis (two months in arrears of the alleged service date) for these services and continued invoicing the Company for these monthly services through February 2007, at which point the alleged balance due was approximately $7,970,000. AT&T then stopped invoicing the Company for these monthly services and simply sent monthly Inter Company Billing Statements reflecting the balance of $7,970,000 with no further additions.
The last Inter Company Billing Statement received by the Company was dated December 15, 2007 and reflected a balance of approximately $7,970,000. The alleged services were eventually identified by AT&T as Switched Access services. The Company formally notified AT&T in writing that it disputed these billings and requested that AT&T withdraw and/or credit all of these billings in full. AT&T has not responded to the Company’s written dispute, nor has it sent the Company any further Inter Company Billing Statements since December 15, 2007. AT&T has never taken any other steps to attempt to collect these amounts nor has it ever responded to the Company’s written dispute of said amounts.
The Company will expand its disclosure on this issue in its future filings.
201 Robert S. Kerr Avenue, Suite 210 — Oklahoma City, OK 73102

Comment 6: Exhibit 31.1 and 31.2
We note that you have omitted language from paragraph 4(d) of the certifications. The certifications may not be changed in any respect from the language of Item 601(b)(31), even if the change would appear to be inconsequential in nature. See Section II.B.4 of SEC Release No. 34-46427. Please confirm that you will conform your disclosures in future filings to the exact language of Item 601(b)(31) of Regulation S-K.
Response:
We confirm that future filings will include the exact language of Item
601(b)(31) of Regulation S-K.
In connection with responding to your comments we hereby acknowledge that:
1)	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3)	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
Timothy J. Kilkenny
Chief Executive Officer

TJK:rb
201 Robert S. Kerr Avenue, Suite 210 — Oklahoma City, OK 73102